EXHIBIT 2

ADB Systems International Ltd.

6725 Airport Road, Suite 201

Mississauga, ON L4V 1V2

Tel: 905-672-7467 / Facsimile: 905-672-5705

Website: www.adbsys.com

(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB SYSTEMS REPORTS Q4 2002 RESULTS

Increased customer activities propel revenue growth by 20 percent

Toronto, ON—February 19, 2003—ADB Systems International (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, announced today financial results for its fourth quarter ended December 31, 2002. All figures are in Canadian dollars. As at December 31, 2002, the exchange rate was CDN $1.58 to US$ 1.00.

ADB reported gross revenues of $1.50 million in the fourth quarter, an increase of 20 percent when compared to the $1.26 million achieved in the third quarter of 2002, and an increase of 28 percent when compared to the $1.17 million achieved in the fourth quarter of 2001. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

“As evidenced by our results, the fourth quarter was one of our most successful to date,” said Jeff Lymburner, CEO of ADB Systems Ltd. “Against a backdrop of challenging global economic conditions, we generated double-digit revenue growth on the strength of increased customer activities, we sustained cost-containment efforts, and significantly improved our bottom-line results.”

ADB recorded a net loss for the period of $711,000 or $0.02 per share, an improvement of 70 percent when compared to net loss of $2.36 million in the third quarter. In its fourth quarter of 2001, ADB recorded a net loss of $12.5 million or $0.34 per share.

“While we saw a further improvement to our net cash performance, several unplanned, one-time expenses relating to our plan of arrangement were recorded,” Mr. Lymburner said. “Despite this, we reduced our net cash outflow from operating activities in the fourth quarter to slightly below $1.4 million.”

To comply with Canadian generally accepted accounting principles (GAAP), ADB recorded equity earnings of $1.5 million from its investment in Bid.Com.

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ADB reports Q4 results/2

Excluding gains and losses, both realized and unrealized, from the disposal of marketable securities, strategic investments, capital assets and recovery of assets, and equity earnings from its Bid.Com subsidiary, ADB reported a loss from operations of $2.15 million or $0.05 per share. This compares to an operating loss of $2.37 million or $0.06 per share in the third quarter of 2002 and an operating loss of $2.78 million or $0.08 per share in the fourth quarter of 2001.

Operating loss and operating expenses are not measures of performance calculated in accordance with GAAP, and may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

As at December 31, 2002, ADB held cash and marketable securities totaling $1.36 million.

“We have been able to achieve significant progress over the last year by concentrating our sales and marketing efforts in a number of key verticals,” Mr. Lymburner said. “By continuing to focus on the oil and gas, healthcare, and government sectors, and through our on-going collaboration with GE, we expect continued progress in 2003.”

In addition to its financial performance, the Company experienced a number of notable operating achievements in the fourth quarter, including:

•	ADB signed a letter of intent with GE Commercial Equipment Finance to launch a joint venture. The two companies plan to jointly develop and market new asset management technology solutions to customers in a broad range of industries across North America.

•	ADB was selected as the preferred bidder by the National Health Service (U.K.) to deliver an on-line procurement initiative.

•	The Company signed a customer agreement with Kongsberg Maritime AS, one of world’s largest and leading suppliers of marine electronic products and services, to provide on-line sourcing capabilities.

•	Following shareholder approval, the Company implemented a new plan of arrangement, including the launch of an on-line initiative with The Brick.

•	ADB received an infusion of approximately $1,040,00 in new capital, of which $540,000 was received when Stonestreet LP exercised warrants as part of a previously announced funding arrangement, and $500,000 was received from the Brick from its final installment of the previously announced plan of arrangement.

•	ADB announced a partnership with healthcare sector experts, RBT Consulting for Healthcare Technologies.

“The results of the fourth quarter are extremely encouraging given our revenue growth and bottom-line improvement,” Mr. Lymburner said. “When coupled with recent activities in the current quarter, such as our first customer win in Southeast Asia and ongoing cost-containment measures, we are building significant, sustainable momentum. Given recent performance and trends, we are confident that we will reduce our net cash outflow from operating activities substantially.”

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ADB reports Q4 results/3

ADB Systems will hold a conference call at 10:00 a.m. (Eastern time) on February 20, 2003 to discuss its financial results and review operational activities. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of the Company’s website at http://www.adbysys.com.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare manufacturing and financial services. Current customers and partners include BP, Forest Oil, GE Capital, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, and Vesta Insurance.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing

Tel: (905) 672-7467 ext. 273

Fax: (905) 672-9928

E-mail: jracanelli@adbsys.com

Financial tables to follow:

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